
05009364


SEC MAIL
PROCESSING
RECEIVED
JUN 29 2005
SECTION
WASH. D.C.
192

HUADIAN 12g3-2(b)
File No. 82-4932



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

SUPPL

ANNOUNCEMENT

> The Company's 2004 annual general meeting was held on Thursday, 2nd June, 2005, and that all resolutions proposed were duly passed at the meeting.

Reference is made to the notice dated 17th April, 2005 (the "**AGM Notice**") convening the 2004 annual general meeting (the "**AGM**") of 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) (the "**Company**"), the Company's circular dated 17th April, 2005 (the "**Circular**") and its announcement dated 17th May, 2005.

RESOLUTIONS PASSED AT THE AGM

The Company's board of directors (the "**Board**") hereby announces that the AGM was held at 10:00 a.m. on Thursday, 2nd June, 2005 at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China (the "**PRC**"), and that all resolutions proposed for approval at the AGM were duly passed at the meeting.

As stated in the AGM Notice, shareholders whose names appeared on the Company's register of members at the close of business on 29th April, 2005 were eligible to attend and vote at the AGM. Shareholders representing 6,021,084,200 shares of the Company (i.e. its entire issued share capital) were accordingly entitled to attend and vote in respect of all resolutions proposed at the AGM. Shareholders representing 4,603,429,432 shares of the Company (or 76.46% of its issued share capital) were present, in person or by proxy, at the AGM. No shareholder was required to abstain from voting in respect of, or to vote only against, any of the resolutions proposed at the AGM. The results of the AGM in respect of each of the proposed resolutions are particularly set out as follows:

Ordinary resolutions

1. The report of the Board for the year 2004 was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,602,645,432 shares of the Company (or 99.98% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). No shareholder voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

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2. The report of the Company's supervisory committee for the year 2004 was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,602,645,432 shares of the Company (or 99.98% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). No shareholder voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

3. The Company's audited financial statements for the year 2004 were approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,595,397,232 shares of the Company (or 99.83% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

4. The Company's profit distribution proposal for the year 2004, as described in the AGM Notice, was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,249,534,400 shares of the Company (or 92.31% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 353,111,032 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

5. The re-appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2005, with a combined remuneration of HK$4,800,000, were approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,595,346,632 shares of the Company (or 99.82% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,298,800 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6. The proposed appointments of the Company's directors as set out and particularly described in the AGM Notice and the Circular were approved by way of the following separate ordinary resolutions passed at the AGM:

   In accordance with the relevant PRC procedural requirements, cumulative voting was adopted in respect of these resolutions regarding directors' appointments. Accordingly, each of the shares held by the shareholders participating in the vote carried voting rights equal in number to the number of director candidates (i.e. 12), and each shareholder might cast all of his/her votes in respect of one candidate or might split his/her votes and cast them in respect of more than one of the candidates.

   6.1 Mr. He Gong (賀恭) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,042,215,436 shares of the Company (or 87.81% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 560,429,996 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.2 Mr. Chen Feihu (陳飛虎) was, by way of an ordinary resolution passed at the AGM, elected and appointed as a director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,042,215,436 shares of the Company (or 87.81% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 560,429,996 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.3 Mr. Zhu Chongli (朱崇利) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,595,397,232 shares of the Company (or 99.83% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.4 Mr. Chen Jianhua (陳建華) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,595,397,232 shares of the Company (or 99.83% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.5 Mr. Tian Peiting (田沛亭) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,595,397,232 shares of the Company (or 99.83% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.6 Ms. Wang Yingli (王映黎) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise her remuneration. Votes cast for this resolution represented 4,595,397,232 shares of the Company (or 99.83% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.7 Mr. Zhang Bingju (張炳炬) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,042,215,436 shares of the Company (or 87.81% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 560,429,996 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.8 Mr. Peng Xingyu (彭興宇) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,042,215,436 shares of the Company (or 87.81% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 560,429,996 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.9 Mr. Ding Huiping (丁慧平) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as an independent non-executive director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,595,397,232 shares of the Company (or 99.83% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.10 Mr. Zhao Jinghua (趙景華) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as an independent non-executive director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,596,181,232 shares of the Company (or 99.84% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and no shareholder abstained from voting.

6.11 Mr. Wang Chuanshun (王傳順) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as an independent non-executive director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,595,397,232 shares of the Company (or 99.83% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

6.12 Mr. Hu Yuanmu (胡元木) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as an independent non-executive director of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,595,397,232 shares of the Company (or 99.83% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,248,200 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

7. The proposed appointments of the Company's supervisors as set out and particularly described in the AGM Notice and the Circular were approved by way of the following separate ordinary resolutions passed at the AGM:

7.1 Mr. Feng Lanshui (馮蘭水) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a supervisor of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,595,346,632 shares of the Company (or 99.82% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,298,800 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

7.2 Mr. Li Changxu (李長旭) was, by way of an ordinary resolution passed at the AGM, re-elected and appointed as a supervisor of the Company with effect from the conclusion of the AGM, and the Board was authorised to determine and finalise his remuneration. Votes cast for this resolution represented 4,595,346,632 shares of the Company (or 99.82% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,298,800 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

8. The report of the Company's independent non-executive directors for the year 2004 was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,595,346,632 shares of the Company (or 99.82% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 7,298,800 shares voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

Special resolutions

1. The Company's code on shareholders' meetings as described in the Circular was approved and adopted by the Company by way of a special resolution passed at the AGM. Votes cast for this resolution represented 4,602,645,432 shares of the Company (or 99.98% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). No shareholder voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

2. The Company's code on Board practices as described in the Circular was approved and adopted by the Company by way of a special resolution passed at the AGM. Votes cast for this resolution represented 4,602,645,432 shares of the Company (or 99.98% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). No shareholder voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

3. The Company's code on supervisory committee as described in the Circular was approved and adopted by the Company by way of a special resolution passed at the AGM. Votes cast for this resolution represented 4,602,645,432 shares of the Company (or 99.98% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). No shareholder voted against this resolution, and shareholders representing 784,000 shares have abstained from voting.

4. As stated in the Company's announcement dated 17th May, 2005, in accordance with relevant procedural requirements under applicable PRC laws and regulations and the Company's articles of association, China Huadian Corporation (the controlling shareholder of the Company holding approximately 50.01% of its issued share capital) has put forward to the Company a proposal, for approval at the AGM, relating to the proposed issue by the Company of a short-term debenture in the PRC. The proposal, as described and set out in full in that announcement, was included in the AGM Notice under Special Resolution numbered 4, and was approved by the Company's shareholders by way of a special resolution passed at the AGM. The Board was also authorised at the AGM to consider and analyse the feasibility of the proposed issue by the Company of the short-term debenture and related matters in accordance with policy and requirements of relevant PRC regulatory authorities. Votes cast for this resolution represented 4,078,818,600 shares of the Company (or 88.60% of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 476,972,822 shares voted against this resolution, and shareholders representing 47,638,010 shares have abstained from voting.

DIRECTORS AND SUPERVISORS OF THE COMPANY

With effect from the conclusion of the AGM, the Board comprises the following members:

He Gong (賀恭), born in June 1943, with university qualification, is a professor-grade senior engineer and is currently the Chairman of the Company, General Manager of China Huadian Corporation and secretary to the party group. Mr. He has worked since 1966 and has 38 years' experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at Yunnan Hydropower Construction Company, Yunnan Electric Power Bureau, China Three Gorges Project Corporation and the State Power Corporation of China.

Chen Feihu (陳飛虎), born in July 1962, a senior accountant, is a Deputy General Manager and the Chief Accountant of China Huadian Corporation. He was the chairman of 華電能源股份有限公司 (Huadian Power Resources Company Limited), a PRC listed company. Mr. Chen had served in the Ministry of Electric Power, the Ministry of Hydraulic and Electric Engineering, the Ministry of Energy of China, China Electricity Council, Fujian Provincial Bureau of Electricity Industry, and State Power Corporation. He has 24 years' experience in electricity generation, public finance, banking and finance and macro economic management and related matters.

Zhu Chongli (朱崇利), born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Corporation. He is also a director of 泰信基金管理有限公司 (First-Trust Fund Management Co., Ltd.). Mr. Zhu graduated from Shandong University majoring in economics. He has 32 years' experience in macroeconomics, trust and investment management. Mr. Zhu had worked in the Planning Committee of Shandong Province (now known as Shandong Provincial Development and Reform Commission), Commanding Office for Ying Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.

Chen Jianhua (陳建華), born in May 1960, is a senior engineer and is currently a director and the General Manager of the Company. He is also the Chairman of Huadian Qingdao Power Company Limited and the Chairman of Sichuan Guangan Power Generation Company Limited. Mr. Chen graduated from Shandong University of Technology. He has 23 years' experience in electric power generation, operating management and securities finance. Before joining the Company, Mr. Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.

Tian Peiting (田沛亭), born in July 1945, is a professor-grade senior engineer and is currently a director of the Company. Mr. Tian graduated from Hua Zhong Industrial College. He has 36 years' experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr. Tian had worked at Shandong Electric and Construction No. 2 Division, Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.

Wang Yingli (王映黎), born in September 1961, with university qualification, is a senior engineer and is currently a director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms. Wang started working in 1981. Ms. Wang has 22 years' experience in the business of macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Corporation.

Zhang Bingju (張炳炬), born in November 1958, is a senior accountant and is currently a director of the Company and the supervisor of the Production and Operation Department of China Huadian Corporation. Mr. Zhang started working in 1984 and had worked at the Finance Division, Operation Department, Operation and Sales Department, Power Supply and Maintenance Company and Operation Department of Shandong Electric Power Group Corporation. He has 22 years' experience in electric power operation and management.

Peng Xingyu (彭興宇), born in February 1962, with a master's degree, is a senior accountant and is currently a director of the Company and the Head of Finance and Assets Department of China Huadian Corporation. Mr. Peng graduated from Wuhan University and started working in 1981. He has 24 years' experience in the industries of electric power generation and management, asset management. Mr. Peng had worked at Huazhong Electric Power Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.

Ding Huiping (丁慧平), born in June 1956, is a professor and Ph.D. tutor. Mr. Ding graduated from Northeastern University in February 1982. He studied in Sweden since 1987 and acquired a Doctor degree in Enterprise Economic in 1992. He has been working at Economic and Management School of Northern Jiaotong University (now known as Beijing Jiaotong University) since 1993. He is also an independent director of each of 招商銀行股份有限公司 (China Merchants Bank Co., Ltd.) and 山東魯能泰山電纜股份有限公司 (Shandong Luneng Taishan Cable Company Limited), PRC listed companies. His areas of research include theory and decision of corporate economics, enterprise innovative management, network economics and procedure restructure, corporate informatization operation and investment assessment.

Zhao Jinghua (趙景華), born in May 1962, is a professor and Ph. D. tutor. He has been the deputy head of the Economic and Management Department of Shandong University, and has been the deputy head and head of Management School of Shandong University. Mr. Zhao has participated in training course for independent directors of listed companies as jointly organized by China Securities Regulatory Commission and Faculty of Economics and Management of Tsinghua University during the period from 15th July, 2001 to 20th July, 2001. Mr. Zhao is currently the head of Capital Operation and Strategic Management Centre of The Central University of Finance and Economics, principal professional of the base for economics management research of Shandong Province Commission, member of 專業教學指導委員會 (Professional Educational Instruction Commission) of higher school industry and business management studies under the Ministry of Education. He is also an independent director of each of PRC listed companies including 浪潮電子信息產業股份有限公司 (Langchao Information Company Limited), 山東晨鳴紙業集團股份有限公司 (Shandong Chenming Paper Holding Ltd.) and 山東魯能泰山電纜股份有限公司 (Shandong Luneng Taishan Cable Company Limited).

Wang Chuanshun (王傳順), born in August 1965, is a senior accountant. Mr. Wang graduated from Southwest Agricultural University in July 1990 with a master's degree. In the same year, he worked for the 山東省審計廳 (Audit Department of Shandong Province), and has been the accountant of Audit Department of Shandong Province, the deputy head of 山東會計師事務所 (Shandong Accounting Company Limited), and deputy general manager of Shandong Zhengyuan Accountants Limited. He is currently a deputy head and accountant of Shandong Zhengyuanhexin Accountants Limited.

Hu Yuanmu (胡元木), born in November 1954, Ph.D, is a professor and Master tutor. Mr. Hu graduated from Shandong Economic College in July 1983, and has been a teacher there to date Economics College. He has been the deputy head and head of the faculty of accountancy in Shandong Economics College. In the meantime, he has studied a master degree and doctoral degree in 天津財經學院 (Tianjin Finance College). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the head of education administration department of Shandong Economics Institute, and director of the 會國教授會 (Teaching Society of China). He is a standing committee member of Shandong Accountancy Society. He is also an independent director of 浪潮電子信息產業股份有限公司 (Langchao Information Company Limited), a PRC listed company.

With effect from the conclusion of the AGM, the Company's supervisory committee comprises the following members:

Feng Lanshui (馮蘭水), born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a director and the Chief Auditor of Shandong International Trust and Investment Corporation. Mr. Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission (presently known as Shandong Provincial Development and Reform Commission). He has 33 years' experience in finance, monetary, macroeconomic management and trust and investment.

Li Changxu (李長旭), born in November 1962, with university qualification, is a senior accountant and is currently a member of the supervisory committee of the Company, the Deputy Head (Supervision) of the Audit Department of China Huadian Corporation. Mr. Li graduated from Shanghai Electric Power College and has nearly 22 years' experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.

Zheng Feixue (鄭飛雪), born in November 1955, graduated from the Northeast Electricity College studying power plant and electricity system. She is currently a member of the supervisory committee of the Company and the Chairwoman of the Trade Union of the Zouxian Power Plant. Ms. Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 22 years' experience in electricity generation and management.

As stated in the Circular, Ms. Zheng has been a supervisor of the Company, and was re-elected and appointed by the employees to continue to be a supervisor (as a member of its supervisory committee representing the employees) for another term of three years commencing from the date of the AGM, expiring at the conclusion of the Company's 2007 annual general meeting.

Except as mentioned herein or previously disclosed, none of the above directors and supervisors of the Company (collectively, the "Officers") was a director of any listed public company other than the Company in the last three years, and none of them holds any position with other members of the Company's group. Further, save as disclosed, none of the Officers has any relationship with any other directors, supervisors, senior management or substantial or controlling shareholder(s) of the Company. As at the date hereof, none of the Officers has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The appointment of each of the Officers took effect at the conclusion of the AGM, for a period of, as currently expected, three years commencing from the date of the AGM and expiring at the conclusion of the Company's 2007 annual general meeting. As authorised by the Company's shareholders at the AGM, the annual emoluments of the Officers will be determined and finalised by the Board with the remuneration committee of the Company, in accordance with its established policy for fixing remuneration packages for directors, supervisors and senior management and determined by reference to their qualifications, experience and contribution to the Company and other relevant circumstances.

Save as disclosed, there are no other matters regarding the Officers that in the Company's opinion is required to be brought to the attention of its shareholders.

Mr. Da Hongxing (笪鴻興) has, for personal reasons, resigned as a director of the Company with effect from the conclusion of the AGM. Mr. Da has confirmed to the Company that he is not aware of any matters about the Company that need to be brought to the attention of its shareholders. The Company takes this opportunity to express its gratitude for his contributions towards the Company.

By order of the Board
Huadian Power International Corporation Limited
He Gong
Chairman

The Company's directors, as at the date of this announcement, are:

He Gong	*(Chairman)*
Chen Feihu	*(Vice Chairman)*
Zhu Chongli	*(Vice Chairman)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Wang Yingli	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Peng Xingyu	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*

Shandong, the PRC
2nd June, 2005

* *for identification only*



華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS PASSED AT THE FIRST MEETING OF THE FOURTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made by 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The first meeting of the fourth session of the Company's board of directors (the "**Board**") was held on 2nd June, 2005 at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China (the "**PRC**"). Mr. Chen Feihu, Vice Chairman of the Company, presided at the meeting. The 12 directors of the Company attended the meeting either in person or by way of proxy. The meeting was duly convened and held in accordance with the relevant requirements of the Company Law of the PRC and the Company's articles of association. The following matters were considered and approved by resolutions unanimously passed at the Board meeting:

1. Mr. He Gong was re-elected as the Chairman of the Company, and Mr. Chen Feihu was elected as a Vice Chairman and Mr. Zhu Chongli was re-elected as a Vice Chairman of the Company.

2. Mr. Chen Jianhua was re-appointed as the General Manager of the Company.

3. As nominated by the General Manager, Mr. Zhong Tonglin, Mr. Sun Qingsong and Mr. Wang Wenqi were re-appointed as the Deputy General Managers of the Company, and Mr. Zhu Fangxin was re-appointed as the Chief Supervisor of Financial Affairs of the Company.

4. Mr. Zhou Lianqing was re-appointed as the Secretary to the Board.

5. The Audit Committee of the fourth session of the Board was established, comprising Mr. Peng Xingyu, Ms. Wang Yingli, Mr. Hu Yuanmu, Mr. Ding Huiping and Mr. Wang Chuanshun.

6. The Remuneration Committee of the fourth session of the Board was established, comprising Mr. Chen Feihu, Ms. Wang Yingli, Mr. Zhao Jinghua, Mr. Ding Huiping and Mr. Hu Yuanmu.

7. The Strategic Committee of the fourth session of the Board was established, comprising Mr. He Gong, Mr. Chen Feihu, Mr. Zhu Chongli, Mr. Chen Jianhua and Mr. Zhao Jinghua.

8. Further to the authorisation of the shareholders at the Company's 2004 annual general meeting, Mr. Chen Jianhua (General Manager), Mr. Tian Peiting and Mr. Zhu Fangxin (Chief Supervisor of Financial Affairs) were authorised and delegated by the Board to consider, analyse and ascertain the feasibility of the proposed issue by the Company of the short-term debenture, and related matters, in accordance with the policy and requirements of the relevant PRC regulatory authorities.

9. The Board considered the resolution in relation to the proposed transaction between the Company and 中國華電工程(集團)公司 China Huadian Engineering (Group) Corporation* regarding proposed purchase of certain hydro-treatment equipment. The Board was authorised to negotiate the terms of the agreement with 中國華電工程(集團)公司 China Huadian Engineering (Group) Corporation* based on the estimated tender price, and the General Manager of the Company (or person(s) authorised by the General Manager) was authorised to sign the agreement and to then make an announcement of the transaction if required.

   This proposed transaction, if and when it occurs, is expected to constitute a connected transaction of the Company under the relevant regulatory regime. Nonetheless, no agreement has been signed, and the Company will comply with the relevant regulatory requirements under the applicable listing rules when the transaction takes place and the formal agreement is signed.

   After due and careful consideration, all the independent non-executive directors of the Company believe that: (i) such proposed transaction would be on normal commercial terms and would be fair and reasonable as far as the interests of the Company and its shareholders as a whole are concerned; and (ii) the interested directors had abstained from voting in compliance with the relevant requirements of the applicable PRC laws and regulations and the Company's articles of association.

10. The Board considered and approved of matters relating to the Company's proposed acquisition of certain equity interest in 安徽華電宿州發電有限公司 Anhui Huadian Suzhou Power Generation Company Limited* and its proposed acquisition of certain equity interest in 華電新鄉發電有限公司 Huadian Xinxiang Power Generation Company Limited*. The General Manager of the Company (or person(s) authorised by the General Manager) was authorised to proceed with further preparatory work in connection with these proposed transactions in compliance with the relevant connected transaction regulatory requirements under the applicable listing rules, and to attend to matters necessary to effect the proposed transactions.

    These proposed transactions, if and when they occur, are expected to constitute connected transactions of the Company under the relevant regulatory regime. Nonetheless, no agreement has been signed, and the Company will comply with the relevant regulatory requirements under the applicable listing rules when both or any of the transactions take place and the formal agreement(s) is/are signed.

    After due and careful consideration, all the independent non-executive directors of the Company believe that: (i) such proposed transactions would be on normal commercial terms and would be fair and reasonable as far as the interests of the Company and its shareholders as a whole are concerned; and (ii) the interested directors had abstained from voting in compliance with the relevant requirements of the applicable PRC laws and regulations and the Company's articles of association.

By order of the Board
Huadian Power International Corporation Limited
He Gong
Chairman

As at the date of this announcement, the Company's directors are:

He Gong	*(Chairman)*
Chen Feihu	*(Vice Chairman)*
Zhu Chongli	*(Vice Chairman)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Wang Yingli	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Peng Xingyu	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*

Shandong, the PRC
3rd June, 2005

* *For identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS PASSED AT THE FIRST MEETING OF THE FOURTH SESSION OF THE SUPERVISORY COMMITTEE

This announcement is made by 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company") in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The first meeting of the fourth session of the Company's supervisory committee was held on 2nd June, 2005 at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China (the "PRC").Two supervisors of the Company (namely, Mr. Feng Lanshui and Ms. Zheng Feixue) attended the meeting in person, and the other supervisor of the Company, Mr. Li Changxu, appointed Ms. Zheng Feixue as his proxy to attend the meeting. The meeting was duly convened and held in accordance with the relevant requirements of the Company Law of the PRC and the Company's articles of association. At the meeting, Mr. Feng Lanshui was elected as the Chairman of the fourth session of the supervisory committee of the Company by a unanimous vote.

By order of the board of directors of
Huadian Power International Corporation Limited
He Gong
Chairman

As at the date of this announcement, the Company's directors are:

He Gong	*(Chairman)*
Chen Feihu	*(Vice Chairman)*
Zhu Chongli	*(Vice Chairman)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Wang Yingli	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Peng Xingyu	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*

Shandong, the PRC
3rd June, 2005

* *For identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

CONNECTED TRANSACTIONS

On 14th June, 2005, the Company entered into the Suzhou Company Share Transfer Agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 97% equity interest in Suzhou Company for a consideration of RMB74.90 million (approximately HK$70.42 million) in accordance with the terms of the Suzhou Company Share Transfer Agreement.

On the same day, the Company entered into the Xinxiang Company Share Transfer Agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 90% equity interest in Xinxiang Company for a consideration of RMB90.10 million (approximately HK$84.71 million) in accordance with the terms of the Xinxiang Company Share Transfer Agreement.

As China Huadian is the controlling shareholder, and hence a connected person, of the Company, each of the Share Transfer Agreements and the transactions thereunder are connected transactions of the Company under Chapter 14A of the Listing Rules. The transactions under the Share Transfer Agreements, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constitute connected transactions of the Company which, as required under Chapter 14A of the Listing Rules, are subject to, among other things, approval by the Independent Shareholders at the EGM.

China Huadian and its associate(s), if any, will abstain from voting at the EGM on the separate ordinary resolutions approving each of the Share Transfer Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Share Transfer Agreements. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders as to whehter the terms of the Share Transfer Agreements are fair and reasonable and the Share Transfer Agreements are in the interests of the Company and its shareholders as a whole.

A circular containing further information in relation to the Share Transfer Agreements as required under the Listing Rules (including a letter from the Independent Board Committee and its recommendations to the Independent Shareholders, and an opinion letter from the independent financial adviser) will be issued by the Company and despatched to its shareholders as soon as practicable. The Company will in due course make further announcement to inform shareholders about details of the EGM.

SUZHOU COMPANY SHARE TRANSFER AGREEMENT

Date:

14th June, 2005

Parties:

China Huadian (the Company's controlling shareholder), as transferor, and

Company, as transferee

The Company is principally engaged in the electricity-generating business in the PRC. China Huadian is a wholly PRC State-owned enterprise, and is one of the five national power group enterprises in the PRC.

Interest to be transferred and thus acquired by the Company:

97% equity interest in Suzhou Company

Suzhou Company:

安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) is a company established in the PRC in September 2003.

As at the date hereof, Suzhou Company has a paid-up registered capital of RMB55,000,000. It is owned as to 97% by China Huadian, and the remaining 3% by a third party which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are independent of the Group and connected persons of the Company.

Since the establishment of Suzhou Company, China Huadian has made capital contribution towards Suzhou Company amounting to, in aggregate, RMB53,350,000, equivalent to 97% of its paid-up registered capital.

An independent valuation of the net assets of Suzhou Company as of 31st March, 2005 was made by 中宇資產評估有限責任公司, a PRC qualified valuer which and whose ultimate benenficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are third parties independent of the Group and connected persons of the Company. According to such valuation which was made by way of cost replacement method, the appraised total asset value and net asset value attributable to 97% equity interest in Suzhou Company as of 31st March, 2005 were approximately RMB366.19 million (approximately HK$344.29 million) and RMB78.84 million (approximately HK$74.13 million), respectively.

Suzhou Company was established in September 2003, and its generating units are still under construction and have not commenced operation. Suzhou Company has therefore not generated any profit or loss, and no income statement has been made.

Consideration:

RMB74.90 million (approximately HK$70.42 million), which is expected to be funded out of the Company's internal resources.

The consideration was determined after arm's length negotiations between the parties by reference to the valuation of the net assets of Suzhou Company as of 31st March, 2005 as stated above.

Conditions precedent:

The Suzhou Company Share Transfer Agreement is conditional upon fulfillment of the following conditions precedent:

(i) approval of the Suzhou Company Share Transfer Agreement and the transactions thereunder by the Independent Shareholders being obtained at the EGM;

(ii) the results of the assets valuation of Suzhou Company as of 31st March, 2005 having been filed with and recorded at the PRC State-owned Assets Supervision and Administration authority; and

(iii) approval having been obtained from PRC State-owned Assets Supervision and Administration authority confirming that the 97% equity interest in Suzhou Company shall be transferred to the Company by way of the Suzhou Company Share Transfer Agreement.

In the event that any of the above conditions is/are not fulfilled by 31st December, 2005, the Company shall be entitled to terminate the Suzhou Company Share Transfer Agreement, in which case China Huadian shall refund any consideration then paid (together with accrued interest) within 10 days thereafter.

Payment terms and completion:

Under the Suzhou Company Share Transfer Agreement:

(i) 30% of the consideration (i.e. RMB22.47 million) shall be payable in cash within 10 days after signing of the Suzhou Company Share Transfer Agreement;

(ii) 50% of the consideration (i.e. RMB37.45 million) shall be payable in cash within 10 days after the conditions precedent having been fulfilled, and completion shall be deemed to take place on the following day unless otherwise provided for under relevant PRC laws and regulations; and

(iii) the balance (i.e. RMB14.98 million, representing 20% of the consideration) shall be payable in cash within 10 days after completion of the relevant industry and commerce registration in the PRC required in respect of the transaction under the Suzhou Company Share Transfer Agreement.

Suzhou Company will upon completion become a subsidiary of the Company.

Reasons for and benefits of the transaction:

Suzhou Company is located in the Anhui Province of the PRC, and will be principally engaged in the electricity-generating business in the Anhui Province. As mentioned above, the generating units of Suzhou Company, comprising, as currently planned, two 600MW generating units, are under construction. It is anticipated that these generating units will commence operation in 2007.

The Directors believe that the proposed acquisition from China Huadian of 97% equity interest in Suzhou Company under the Suzhou Company Share Transfer Agreement signifies the continuing expansion of the Company's business in the Anhui Province, in line with the Company's strategic pursuit to develop as a national electricity-generating company in the PRC. The transaction also reflects the support that China Huadian, as the Company's controlling shareholder, has been demonstrating in favour of the Company's developments.

The Directors, including the independent non-executive Directors, believe that the transactions under the Suzhou Company Share Transfer Agreement are on normal commercial terms in the Company's ordinary and usual course of business, the terms of which are fair and reasonable and the Suzhou Company Share Transfer Agreement is in the interests of the Company and its shareholders as a whole.

XINXIANG COMPANY SHARE TRANSFER AGREEMENT

Date:

14th June, 2005

Parties:

China Huadian (the Company's controlling shareholder), as transferor, and

Company, as transferee

Interest to be transferred and thus acquired by the Company:

90% equity interest in Xinxiang Company

Xinxiang Company:

華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*) is a company established in the PRC in August 2003.

As at the date hereof, Xinxiang Company has a paid-up registered capital of RMB69,000,000. It is owned as to 90% by China Huadian and the remaining 10% by a third party which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are independent of the Group and connected persons of the Company.

Since the establishment of Xinxiang Company, China Huadian has made capital contribution towards Xinxiang Company amounting to, in aggregate, RMB62,100,000, equivalent to 90% of its paid-up registered capital.

An independent valuation of the net assets of Xinxiang Company as of 31st March, 2005 was made by 中發國際資產評估有限公司, a PRC qualified valuer which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are third parties independent of the Group and connected persons of the Company. According to such valuation which was made by way of cost replacement method, the appraised total asset value and net asset value attributable to 90% equity interest in Xinxiang Company as of 31st March, 2005 were approximately RMB486.40 million (approximately HK$457.31 million) and RMB94.83 million (approximately HK$89.16 million).

Xinxiang Company was established in August 2003, and its generating units are still under construction and have not commenced operation. Xinxiang Company has therefore not generated any profit or loss, and no income statement has been made.

Consideration:

RMB90.10 million (approximately HK$84.71 million), which is expected to be funded out of the Company's internal resources.

The consideration was determined after arm's length negotiations between the parties by reference to the valuation of the net assets of Xinxiang Company as of 31st March, 2005 as stated above.

Conditions precedent:

The Xinxiang Company Share Transfer Agreement is conditional upon fulfillment of the following conditions precedent:

(i) approval of the Xinxiang Company Share Transfer Agreement and the transactions thereunder by the Independent Shareholders being obtained at the EGM;

(ii) the results of the assets valuation of Xinxiang Company as of 31st March, 2005 having been filed with and recorded at the PRC State-owned Assets Supervision and Administration authority; and

(iii) approval having been obtained from PRC State-owned Assets Supervision and Administration authority confirming that the 90% equity interest in Xinxiang Company shall be transferred to the Company by way of the Xinxiang Company Share Transfer Agreement.

In the event that any of the above conditions is/are not fulfilled by 31st December, 2005, the Company shall be entitled to terminate the Xinxiang Company Share Transfer Agreement, in which case China Huadian shall refund any consideration then paid (together with accrued interest) within 10 days thereafter.

Payment terms and completion:

Under the Xinxiang Company Share Transfer Agreement:

(i) 30% of the consideration (i.e. RMB27.03 million) shall be payable in cash within 10 days after signing of the Xinxiang Company Share Transfer Agreement;

(ii) 50% of the consideration (i.e. RMB45.05 million) shall be payable in cash within 10 days after the conditions precedent having been fulfilled, and completion shall be deemed to take place on the following day unless otherwise provided for under relevant PRC laws and regulations; and

(iii) the balance (i.e. RMB18.02 million, representing 20% of the consideration) shall be payable in cash within 10 days after completion of the relevant industry and commerce registration in the PRC required in respect of the transaction under the Xinxiang Company Share Transfer Agreement.

Xinxiang Company will upon completion become a subsidiary of the Company.

Reasons for and benefits of the transaction:

Xinxiang Company is located in the Henan Province of the PRC, and will be principally engaged in the electricity-generating business in the Henan Province. As mentioned above, the generating units of Xinxiang Company, comprising, as currently planned, two 660MW generating units and two 300MW heat and electricity generating units, are under construction. It is anticipated that these generating units will commence operation in 2006 and 2007, respectively.

The Directors believe that the proposed acquisition from China Huadian of 90% equity interest in Xinxiang Company under the Xinxiang Company Share Transfer Agreement signifies the organic growth of the Company's business in provinces of the PRC outside of the Shandong Province (which is the Company's core operating center) to develop as a national electricity-generating company in the PRC, and reflects the support that China Huadian, as the Company's controlling shareholder, has been demonstrating in favour of the Company's developments.

The Directors, including the independent non-executive Directors, believe that the transactions under the Xinxiang Company Share Transfer Agreement are on normal commercial terms in the Company's ordinary and usual course of business, the terms of which are fair and reasonable and the Xinxiang Company Share Transfer Agreement is in the interests of the Company and its shareholders as a whole.

LISTING RULES' IMPLICATIONS

As China Huadian is the controlling shareholder, and hence a connected person, of the Company, each of the Share Transfer Agreements and the transactions thereunder are connected transactions of the Company under Chapter 14A of the Listing Rules. The transactions under the Share Transfer Agreements, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constitute connected transactions of the Company which, as required under Chapter 14A of the Listing Rules, are subject to, among other things, approval by the Independent Shareholders at the EGM.

China Huadian and its associate(s), if any, will abstain from voting at the EGM on the separate ordinary resolutions approving each of the Share Transfer Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Share Transfer Agreements. None of the independent non-executive Directors has any material interest in the transactions under the Share Transfer Agreements. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders as to whehter the terms of the Share Transfer Agreements are fair and reasonable and the Share Transfer Agreements are in the interests of the Company and its shareholders as a whole.

A circular containing further information in relation to the Share Transfer Agreements as required under the Listing Rules (including a letter from the Independent Board Committee and its recommendations to the Independent Shareholders, and an opinion letter from the independent financial adviser) will be issued by the Company and despatched to its shareholders as soon as practicable. The Company will in due course make further announcement to inform shareholders about details of the EGM.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"China Huadian"	means 中國華電集團公司 (China Huadian Corporation*), a wholly State-owned enterprise and the controlling shareholder of the Company holding approximately 50.01% of its entire issued share capital;
"Company"	means 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange of the PRC, respectively;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Directors"	means the directors of the Company;
"EGM"	means an extraordinary general meeting to be convened by the Company to consider and approve, among other things if considered appropriate and/or required, each of the Share Transfer Agreements and the transactions thereunder;
"Group"	means the Company and its subsidiaries;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means Hong Kong Special Administrative Region of The People's Republic of China;
"Independent Board Committee"	means a committee of the board of the Directors comprising all the independent non-executive Directors (namely, Ding Huiping, Zhao Jinghua, Wang Chuanshun and Hu Yuanmu) established for the purpose of considering and advising the Independent Shareholders in connection with the Share Transfer Agreements;
"Independent Shareholders"	means shareholders of the Company except China Huadian (being the controlling shareholder, and hence a connected person, of the Company having a material interest in the Share Transfer Agreements and the transactions thereunder) and its associate(s), if any;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means The People's Republic of China;
"RMB"	means Renminbi, the lawful currency of the PRC;
"Share Transfer Agreements"	means the Suzhou Company Share Transfer Agreement and the Xinxiang Company Share Transfer Agreement;

"Suzhou Company"	means 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*), a limited liability company established in the PRC;
"Suzhou Company Share Transfer Agreement"	means the agreement dated 14th June, 2005 between the Company, as transferee, and China Huadian, as transferor, in connection with the proposed acquisition by the Company from China Huadian of its 97% equity interest in Suzhou Company;
"Xinxiang Company"	means 華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*), a limited liability company established in the PRC; and
"Xinxiang Company Share Transfer Agreement"	means the agreement dated 14th June, 2005 between the Company, as transferee, and China Huadian, as transferor, in connection with the proposed acquisition by the Company from China Huadian of its 90% equity interest in Xinxiang Company.

By order of the board of the Directors
Huadian Power International Corporation Limited
He Gong
Chairman

The Directors, as at the date hereof, are:
He Gong *(Chairman)*
Chen Feihu *(Vice Chairman)*
Zhu Chongli *(Vice Chairman)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Wang Yingli *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Peng Xingyu *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*

Shandong, the PRC
14th June, 2005

* *for identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT

Waiver from compliance with Listing Rule 3.24

The Company has applied for, and the Hong Kong Stock Exchange has granted, a conditional waiver from strict compliance with Listing Rule 3.24 regarding appointment of its qualified accountant.

華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") is required under Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rule 3.24**") to employ an individual as its qualified accountant who meets all the requirements stated in that rule. The Company has applied for, and on 9th June, 2005 the Hong Kong Stock Exchange granted, a conditional waiver from strict compliance with Listing Rule 3.24 for a period of three years ending on 8th June, 2008. The waiver is subject to the following conditions:

1. Mr. Zhu Fangxin (祝方新), the Company's qualified accountant, is able to meet all the requirements set out in Listing Rule 3.24 except that he is not a fellow or associate member of Hong Kong Institute of Certified Public Accountants ("**HKICPA**") or a similar body of accountants recognised for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2. The Company has in place arrangement(s) providing Mr. Zhu Fangxin in the discharge of his duties as the Company's qualified accountant with access to the assistance of a consultant, Mr. Chow Hiu Tung, Harry (an associate member of HKICPA and a member of The Association of Chartered Certified Accountants) during the waiver period.

The waive obtained will cease on 8th June, 2008 or when any of the above conditions is not being fulfilled, whichever is earlier. According to the waiver, if any of such conditions is not being fulfilled, the Company shall immediately inform the Hong Kong Stock Exchange and take remedial steps to comply with Listing Rule 3.24.

By order of the board of directors of
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Company's directors, as at the date of this announcement, are:

He Gong	*(Chairman)*
Chen Feihu	*(Vice Chairman)*
Zhu Chongli	*(Vice Chairman)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Wang Yingli	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Peng Xingyu	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*

Shandong, the People's Republic of China
20th June, 2005

* *for identification only*